

August 1, 2013

Via E-mail
Bipin C. Shah
Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
1175 Lancaster Avenue, Suite 100
Berwyn, PA 19312

> **Re:** **Universal Business Payment Solutions Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed July 17, 2013**
> **File No. 333-187339**

Dear Mr. Shah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your selling stockholder table contains the following broker-dealers:

    *   Wedbush Morgan Securities, Inc.
    *   EarlyBirdCapital, Inc.
    *   Rodman & Renshaw LLC
    *   I-Bankers Securities, Inc.
    *   First New York Securities, LLC
    *   Citadel Securities LLC

    Further, the following selling stockholders are affiliates of underwriters of your initial public offering:

    *   Maxim Partners LLC
    *   IFMI LLC

Please revise to clarify whether the shares offered by the entities above were obtained as compensation for capital formation services. To the extent that any of the broker-dealers did not obtain the shares to be resold as compensation in connection with capital formation services, please revise your registration statement to identify those sellers as underwriters. Your response letter should describe the transactions in which each broker-dealer acquired the securities they propose to resell.

2. While we note that none of your 5% or more entity selling stockholders are affiliated with broker-dealers (other than the Wolf Creek funds), please revise to clarify whether any of your other selling stockholders that are legal entities are affiliated with broker-dealers. If so, please revise to state whether the seller purchased their shares in the ordinary course of business, and at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that you are unable to provide such disclosure, for a legal entity that is a selling shareholder, identify it as an underwriter.

3. Please identify the natural persons that exercise sole or shared investment or voting power over the shares held of record by AQR Capital Management, LLC, consistent with Item 507 of Regulation S-K. See Compliance & Disclosure Interpretations No. 240.04 for Regulation S-K for further guidance.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297, or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng,
Special Counsel

cc: Via E-mail
James Lebovitz, Esq.
Dechert LLP

Bipin C. Shah
Universal Business Payment Solutions Acquisition Corporation
August 1, 2013
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